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SECU 06004768 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Waukegan Rd. - Suite 101
(No. and Street)

Northfield (City) Illinois (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin C. Blitz (847) 446-7890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kokoron & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

120 Hunters Hill Court (Address) Argyle (City) Texas (State) 76226 (Zip Code)

PROCESSED
APR 26 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED
FEB 28 2006
WASH. D.C. 203
PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

KB 3/23

KB 4/25

OATH OR AFFIRMATION

I, Edwin C. Blitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edwin C. Blitz Investments, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

OFFICIAL SEAL
WILLIAM T BRINGHAM JR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 02/20/08

2/24/09

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWIN C. BLITZ INVESTMENTS, INC.
INFORMATION FILED IN ACCORDANCE WITH FORM X-17A-5 AND RULE 17a-5 (b) (4) OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005 AND 2004

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Northfield, Illinois

We have audited the accompanying balance sheets of Edwin C. Blitz Investments, Inc. as of December 31, 2005 and 2004, and the related statements of income and retained earnings and statements of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edwin C. Blitz Investments, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 12, 2006

Kokoron + Associates, Ltd.

Edwin C. Blitz Investments, Inc.
Balance Sheet

	December 31, 2005	December 31, 2004
Assets		
Current Assets:		
Cash	$53,518	$20,662
Accounts Receivable	45,458	12,654
Total Current Assets	98,976	33,316
Investments (Note 3)	8,650	8,650
Total Assets	$107,626	$41,966
Liabilities and Equity		
Current Liabilities:		
Payable - Commissions	$34,529	$6,339
Total Liabilities	34,529	6,339
Equity:		
Owner's Equity		
Common Stock	50,000	50,000
Retained Earnings	23,097	(14,373)
Total Equity	73,097	35,627
Total Liabilities and Equity	$107,626	$41,966

See Accompanying Notes to Financial Statements

Edwin C. Blitz Investments, Inc.
Statements of Income and Retained Earnings and Owner's Equity

	Year Ended December 31, 2005	2004
Income:		
Commissions	$654,326	$368,197
Operating Expenses:		
Commissions	432,440	244,643
Gross wages	123,700	95,508
Professional fees	11,727	4,271
Insurance	9,805	9,354
Publications	7,121	3,778
Payroll taxes	9,900	7,642
Registration fees	4,655	3,777
Office expense	11,689	6,586
Travel and entertainment	5,819	3,824
Total Operating Expenses	616,856	379,383
Net Income (Note 4)	37,470	(11,186)
Retained Earnings - Beginning	(14,373)	(4,187)
Dividends	0	0
Retained Earnings - Ending	$23,097	($15,373)

See Accompanying Notes to Financial Statements

Edwin C. Blitz Investments, Inc.
Statements of Cash Flow

	Year Ended December 31, 2005	2004
Cash Flow From Operating Activities:		
Cash received from clients	$621,522	$373,119
Cash paid for operating activities	588,666	384,224
Net cash provided by operations	32,856	(11,105)
Cash at beginning of year	20,662	31,767
Cash at end of year	$53,518	$20,662

	2005	2004
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income (Loss)	$37,470	($10,186)
Adjustments to reconcile net income to net cash provided by operations		
Decrease (Increase) in accounts receivable	(32,804)	4,922
Increase (Decrease) in accounts payable	28,190	(5,841)
Total adjustments	(4,614)	(919)
Net cash provided by operating activities	$32,856	($11,105)

See Accompanying Notes to Financial Statements

Edwin C Blitz Investments, Inc.
Notes to Financial Statements
December 31, 2005

Note 1 – Nature of Operations and Significant Accounting Policies:-

The Company is operated as an Illinois corporation, having its incorporation effective January 1, 2001. The Company is engaged in the sale of securities. Commission revenue and related commission expenses are recognized at the time investments are purchased or sold for the benefit of customers.

Note 2 – Net Capital and Net Capital Requirements:-

Pursuant to the net capital provisions of rule 15c-1 of the Securities Exchange Act of 1934, the business is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 the Company had a net capital and net capital requirements of $554,733 and $5,000 respectively.

Note 3 – Investments:-

Investments are carried on the books of the Company on a lower of cost or market. As of December 31, 2005 and 2004 the value reflects the cost of the securities owned. In the computation of net capital for the company the investments are reflected at no value due to the restrictions on ownership of the investments.

Note 4 – Income Taxes:-

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and as such all net income is taxed to the shareholder directly. The Company as not subject to taxes on income and as such no provision for income taxes is required at the corporate level.

Edwin C. Blitz Investments, Inc.
Computation of Net Capital
December 31, 2005

Total ownership equity	$73,097
Deduct ownership equity not allowed for net capital	9,714
Total ownership equity qualified for net capital	63,383
Add other credits	0
Total capital and allowable subordinated liabilities	63,383
Other deductions or charges - nonallowable assets	0
Other additions or credits - unrealized gain on investments	0
Net capital before haircuts on securities positions	63,383
Haircuts on securities:	
U.S. Government obligations	0
Corporate obligations	0
Other securities	8,650
Net Capital	$54,733

SCHEDULE II

Edwin C. Blitz Investments, Inc.
Statement Relative to Existence of
Material Differences under rule 17a-5 (d) (4)
December 31, 2005

A reconciliation under the provisions of Rule 17a-5 (d) (4) is not required as no material differences are present.

KOKORON & ASSOCIATES, LTD.
120 Hunters Hill Court
Argyle, Texas 76226
(214) 668 - 4106

Edwin C. Blitz Investments, Inc.
Northfield, Illinois

Pursuant to the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934, it has been determined that Edwin C. Blitz Investments, Inc. is not subject to the provisions of Rule 15c3-3 of said Act as of December 31, 2005, and there was no evidence to our knowledge of any transactions of Edwin C. Blitz Investments, Inc. during the calendar year 2005 that would have made the Company subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Exemption under the provisions of subparagraph (K) (2) (ii) of the Securities Exchange Act of 1934 is provided in that the broker-dealer cleared all customer transactions through another broker-dealer on a fully disclosed basis.

Pursuant to the provisions of Rule 15c3-1 (1), it has been determined that Edwin C. Blitz Investments, Inc. has, at all times for the year ending December 31, 2005, complied with the required capital of $5,000 by maintaining a net capital of not less than $5,000 for the period then ended.

In connection with our examination as of December 31, 2005 we state that we found no material inadequacy in (a) the accounting system, (b) the internal accounting controls and (c) the procedures for safeguarding securities. We make no recommendations for any corrective actions.

February 12, 2006

Kokoron & Associates, Ltd.